UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

FBL Financial Group, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

30239F106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person
I.R.S. Identification No. of above Person

Iowa Farm Bureau Federation 42-0331840
_______________________________________________
2. Check the Appropriate Box if a Member of a Group
(a) [_]
(b) [_]
_______________________________________________
3. SEC Use Only
_______________________________________________
4. Citizenship or Place of Organization
Iowa corporation
_______________________________________________
5. Sole Voting Power
Number of 15,522,158*
Shares
Beneficially 6. Shared Voting Power
Owned by             0
Each 7. Sole Dispositive Power
Reporting 15,522,158*
Person With:
8. Shared Dispositive Power
0
______________________________________________
9. Aggregate Amount Beneficially Owned by Each Reporting Person
15,522,158*
_______________________________________________
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[_]
_______________________________________________
11. Percent of Class Represented by Amount in Row (9)
62.0%**
_____________________________________________
12. Type of Reporting Person
CO
_____________________________________________

*includes 761,855 shares of Class B common stock which is immediately convertible share for share into Class A common stock at the election of the holder.
**based upon Class A common stock outstanding at December 31, 2012 of 24,282,184 shares, as reported by the Company to the New York Stock Exchange, plus the shares of Class B common stock reported above.

Item 1(a). Name of Issuer:
FBL Financial Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
5400 University Avenue
West Des Moines, IA 50266

Item 2(a). Name of Persons Filing:
Iowa Farm Bureau Federation

Item 2(b). Address of Principal Business Office or, if none, Residence:
5400 University Avenue
West Des Moines, IA 50266

Item 2(c). Citizenship:
Iowa corporation

Item 2(d). Title of Class of Securities:
Class A Common Stock

Item 2(e). CUSIP Number:
30239F106

Item 3.         If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a).[_] Broker or dealer registered under Section 15 of the Act(15 U.S.C. 78o).

(b).[_] Bank as defined in Section 3(a)(6) of the Act(15 U.S.C. 78c).

(c).[_] Insurance company as defined in Section 3(a)(19) of the Act(15 U.S.C. 78c).

(d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).[_] A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.*

(a). Amount beneficially owned:

15,522,158 shares of Class A common stock

(b). Percent of Class:

62.0%

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

15,522,158

(ii). Shared power to vote or to direct the vote:

0
(iii). Sole power to dispose or to direct the disposition of:

15,522,158

(iv). Shared power to dispose or to direct the disposition of:

0

* Ownership includes 761,855 shares of Class B common stock which is immediately convertible share for share into Class A common stock at the election of the holder.

Item 5.    Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [_].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable

Item 9.    Notice of Dissolution of Group.

    Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012

    By: Iowa Farm Bureau Federation

/s/Edward G. Parker
----------------------------------------
    Name: Edward G. Parker
    Title: General Counsel